UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 1, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-12696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLANTRONICS, INC.
345 Encinal Street
Santa Cruz, California 95060

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plantronics, Inc. 401(k) Plan

Date: September 25, 2006	By: /s/ Richard R. Pickard
Richard R. Pickard
Vice President, Legal and General Counsel
Plantronics, Inc. on behalf of the Plan Administrator of the Plantronics, Inc. 401(k) Plan

PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
April 1, 2006 and April 2, 2005

Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc. 401(k) Plan (the Plan) as of April 1, 2006 and April 2, 2005, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 1, 2006 and April 2, 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
September 13, 2006

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 1, 2006	April 2, 2005

Assets:
Investments, at fair value	$61,232,958	$50,899,870
Investments, at contract value	17,781,267	16,944,888
Participant loans	1,558,081	1,491,956

Net assets available for benefits	$80,572,306	$69,336,714

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Fiscal Years ended
	April 1, 2006	April 2, 2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$694,620	$648,072
Net realized and unrealized appreciation in fair value of investments	6,588,239	985,812

	7,282,859	1,633,884

Contributions:
Participants'	5,150,575	4,622,392
Employer's	2,983,954	2,728,211

	8,134,529	7,350,603

Total additions	15,417,388	8,984,487

Deductions from net assets attributed to withdrawals, distributions, and administrative expenses	4,181,796	3,080,427

Total deductions	4,181,796	3,080,427

Net increase in net assets	11,235,592	5,904,060

Net assets available for benefits:
Beginning of year	69,336,714	63,432,654

End of year	$80,572,306	$69,336,714

See notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
APRIL 1, 2006 AND APRIL 2, 2005

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Plantronics, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Massachusetts Mutual Life Insurance Company (MassMutual) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (IBT) to act as the Plan trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions, pay administrative expenses under the Plan, or restore accounts previously forfeited.

Investments - At April 1, 2006 and April 2, 2005, investments of the Plan were held by MassMutual and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, mutual funds and pooled separate accounts are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by MassMutual. Participant loans are valued at cost, which approximates fair value.

The Plan’s SF Guaranteed Fund with MassMutual is fully-benefit responsive and, therefore, has been reported in the financial statements at contract value. The contract value of the Plan’s SF Guaranteed Fund approximates its fair value at April 1, 2006 and April 2, 2005.

The crediting interest rate on the SF Guaranteed Fund was 3% at April 1, 2006 and April 2, 2005. The average yield on the SF Guaranteed Fund was 3% for the years ended April 1, 2006 and April 2, 2005.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated November 4, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Plan year - The Plan year is the 52- or 53-week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan’s two most recent fiscal years ended on April 1, 2006 and April 2, 2005.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual. Any purchases and sales of these investments are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.  In addition, the Plan holds shares of Company common stock, which also qualify as a party-in-interest investment. The Company common stock is trusteed by IBT.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations . Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan has been amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors. In fiscal years 2006 and 2005, the Company matched $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor non-elective contributions as defined in the Plan and as approved by the Board of Directors. In fiscal years 2006 and 2005, the Company made a contribution equal to 3% of the participant’s eligible compensation. In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the years ended April 1, 2006 and April 2, 2005.

Vesting - Participants are immediately vested in their contributions, the safe harbor matching and non-elective contributions, and the employer matching contributions. Participants are fully vested in the employer’s discretionary contributions, if any, allocated to their account after two years of credited service.

Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contributions. Allocation of the Company’s contributions is based on eligible participant contributions or compensation, as defined in the Plan.

Payment of benefits - Upon retirement, death, or termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total vested benefits in a lump sum amount or in annual cash installments, as defined in the Plan. The Plan provided for the automatic lump sum distribution of participant vested account balances that did not exceed $5,000. However, effective March 28, 2005, for vested account balances that do not exceed $5,000 but that are more than $1,000, the Plan provides for an automatic rollover of the vested account balance to an individual retirement account, unless the participant elects a direct rollover to an eligible retirement plan or elects to receive a taxable distribution.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at April 1, 2006 carry interest rates ranging from 5.0% to 11.5%.

NOTE 4 - INVESTMENTS

The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the Fund) was 267,036 as of April 1, 2006 and 266,577 as of April 2, 2005. The Fund is largely composed of Plantronics, Inc. common stock purchased on the open market with a fair value of approximately $9,457,000 and $10,059,000 at April 1, 2006 and April 2, 2005, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund was 408,023 and 407,528 at April 1, 2006 and April 2, 2005, respectively, and the net unit value was $23.18 and $24.68 at April 1, 2006 and April 2, 2005, respectively.

The following table presents the fair or contract values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	April 1, 2006	April 2, 2005

SF Guaranteed Fund	$17,781,267	$16,944,888
Fidelity Contrafund	7,388,364	4,507,190
Fidelity Equity Income II Fund	6,817,130	5,888,585
Fidelity Magellan Fund	-	7,688,315
Select Indexed Equity Fund	9,724,495	-
OFI Premier Global	5,883,596	3,901,798
Plantronics, Inc. Common Stock	9,457,209	10,058,915
Other funds individually less than 5% of net assets	23,520,245	20,347,023

Assets held for investment purposes	$80,572,306	$69,336,714

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended
	April 1, 2006	April 2, 2005

Company common stock	$(605,930)	$135,029
Mutual funds	822,909	179,933
Pooled separate accounts	6,371,260	670,850

	$6,588,239	$985,812

NOTE 5 - SUBSEQUENT EVENTS

In August 2006, the Company completed the acquisition of Altec Lansing Technology, Inc. In conjunction with the acquisition, on December 31, 2006 the Altec Lansing 401(k) Plan will be merged into the Plan. Effective January 1, 2007, all participants of the Altec Lansing 401(k) Plan will be eligible to participate in the Plan.

As of September 13, 2006, the price of the Company’s stock has decreased by approximately 48% from its April 1, 2006 level. The value of the Plan’s investment in the Company stock fund has significantly decreased in value as a result of the change.

Effective January 1, 2007, the Plan will change its Plan year end to a calendar year end.

PLANTRONICS, INC.			EIN: 77-0207692
401(k) PLAN			PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
April 1, 2006
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Current value

	Massachusetts Mutual Life Insurance Company:

*	SF Guaranteed Fund	Guaranteed Investment Contract	$17,781,267
*	Fidelity Contrafund	Pooled Separate Account	7,388,364
*	Fidelity Equity Income II Fund	Pooled Separate Account	6,817,130
*	Select Midcap Growth II Fund	Pooled Separate Account	2,453,189
*	Select Indexed Equity Fund	Pooled Separate Account	9,724,495
*	Select Small Company Growth Fund	Pooled Separate Account	3,026,150
*	Premier Small Cap Value Fund	Pooled Separate Account	2,530,251
*	Select Focused Value Fund	Pooled Separate Account	1,865,202
*	Select Overseas Fund	Pooled Separate Account	1,964,374
*	Select Growth Equity Fund	Pooled Separate Account	1,011,739
*	American Century Ultra Fund	Pooled Separate Account	3,294,977
*	OFI Premier Global	Pooled Separate Account	5,883,596
*	PIMCO Total Return	Pooled Separate Account	1,210,205
	Fidelity Puritan Fund	Mutual Fund	2,325,807
	Phoenix-Duff & Phelps Real Estate Fund	Mutual Fund	2,277,897
*	Plantronics, Inc.	Common Stock	9,457,209
*	Participant loans	Interest rates ranging from 5.0% to 11.5%	1,558,081
*	Interest bearing cash	Interest bearing cash	2,373

		Total	$80,572,306
*	Party-in-interest

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Registered Public Accounting Firm